

May 19, 2015

Via E-mail
Phillip Goldstein
Bulldog Investors, LLC
Park 80 West
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

> **Re:** **Hill International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 15, 2015 by Bulldog Investors, LLC**
> **File No. 001-33961**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please clearly mark your proxy statement and form of proxy card as preliminary. See Rule 14a-6(e)(1).

2. Please describe any material communications the participants have had with the company leading up to the current solicitation.

3. We understand that members of management have advised you that they consider your advance notice of director nominees and proposals to be deficient under the company's bylaws. We also understand that members of management have advised you that your director nominees and proposals will not be considered or voted on at the annual meeting. Please provide clear and prominent disclosure advising shareholders that as a result of the

foregoing, shareholders who submit votes using the green proxy card may be disenfranchised with respect to the election of directors and votes cast on Proposals 3 and 4 may not be counted.

4.   See our last comment above. In the forefront of the proxy statement, please provide a brief summary of the pending litigation in the Delaware Court of Chancery regarding the validity of the director nominees and proposals that are the subject of the current solicitation and discuss the potential consequences, including if the company prevails in the pending litigation. Your revised disclosure should include a summary of the relief sought in your complaint.

5.   Please state whether you intend to submit votes on Proposal 2 even if Proposals 1, 3 and 4 will not be considered by shareholders at the 2015 annual meeting.

Introduction

6.   See our comments above. Your disclosure indicates that "[t]here are four matters that stockholders may vote upon at the Meeting …." Please revise to indicate that the company has disclosed that two matters will be presented for action at the annual meeting and note the uncertainties surrounding your shareholder proposals and whether they will be considered at the meeting.

How Proxies Will be Voted

7.   Revise the last sentence in this section to be consistent with the language about discretionary authority conferred with a proxy in Rule 14a-4(c)(3), which is limited to matters that you do not know a reasonable time before the solicitation will be presented at the meeting.

Proposal 2: Advisory Vote on the Re-Approval of Hill's 2010 Senior Executive Bonus Plan

8.   In your revised proxy statement, explain how you arrived at the $25 million dollar figure for compensation of Messrs. David and Irvin Richter.

Proposal 3: An Advisory Stockholder Proposal that the Board of Directors Hire an Investment Banker to Investigate the Possibility of a Liquidity Event to Maximize Stockholder Value

9.   Expand the disclosure here and for Proposal 4 to clarify the advisory nature of these proposals, even if they are approved by shareholders. Note that the board of directors is not bound to act even if they are approved.

10.   You disclose that a third party recently made an offer for Hill International, Inc. Since you are advocating for Proposal 3, which recommends that the board hire an investment

banker to seek out such a "liquidity event," explain your views on and intentions with respect to the recent offer. For example, would your nominees seek to engage with this party if elected?

The Solicitation

11.   We understand that Opportunity Partners, L.P. submitted advance notice to the company of the director nominees and proposals that are the subject of the current solicitation. Please identify Opportunity Partners, L.P. as a participant in this solicitation and provide all the information required by Item 5(b) of Schedule 14A with respect to Opportunity Partners, L.P. or advise us why you believe you are not required to do so.

12.   Please provide the information required by Item 5(b)(1)(iv)-(vii) of Schedule 14A for each participant.

13.   Disclosure indicates that persons affiliated with or employed by you may assist in the solicitation of proxies. Please disclose the information required by Item 4(b)(2) of Schedule 14A.

14.   Please disclose the total expenditures to date for, in furtherance of, or in connection with the solicitation of shareholders. See Item 4(b)(4) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions